Janus Investment Funds ("JIF")

			Lipper Rankings Based on Total Returns as of 12/31/07									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
	PM Inception	Lipper Category	Percentile Rank (%)	Rank/ Total Funds	Percentile Rank (%)	Rank/ Total Funds	Percentile Rank (%)	Rank/ Total Funds	Percentile Rank (%)	Rank/ Total Funds	Percentile Rank (%)	Rank/ Total Funds
Growth Funds												
Janus Twenty Fund(1)	Aug-97	Large-Cap Growth Funds	1	6/723	1	5/602	1	1/515	1	2/239	1	2/203
Janus Fund	Oct-07	Large-Cap Growth Funds	41	294/723	30	179/602	32	161/515	39	92/239	‡	
Janus Orion Fund	Jun-00	Multi-Cap Growth Funds	3	11/518	1	1/399	1	1/339	—	—	20	43/221
Janus Research Fund	Jan-06	Large-Cap Growth Funds	5	32/723	8	45/602	3	12/515	3	7/239	2	11/670
Janus Enterprise Fund	Oct-07	Mid-Cap Growth Funds	22	131/601	15	72/487	11	43/404	46	77/170	‡	
Janus Venture Fund(1)	Jan-01	Small-Cap Growth Funds	18	105/591	14	64/477	4	13/394	19	34/179	14	42/311
Janus Triton Fund	Jun-06	Small-Cap Growth Funds	9	52/591	—	—	—	—	—	—	2	11/554
Core Funds												
Janus Contrarian Fund	Feb-00	Multi-Cap Core Funds	3	19/883	1	1/669	1	2/507	—	—	7	19/304
Janus Growth and Income Fund	Nov-07	Large-Cap Core Funds	26	213/835	22	148/702	25	140/572	4	11/287	‡	
Janus Balanced Fund	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	4	16/458	6	19/340	32	77/240	3	3/132	4	12/368
Janus Fundamental Equity Fund	Nov-07	Large-Cap Core Funds	12	95/835	3	18/702	5	25/572	1	2/287	‡	
INTECH Risk-Managed Stock Fund	Feb-03	Multi-Cap Core Funds	49	428/883	36	237/669	—	—	—	—	35	180/518
International/Global Funds												
Janus Overseas Fund(1)	Jun-03	International Funds	1	8/1089	1	1/798	1	1/681	3	8/314	1	1/698
Janus Worldwide Fund	Jun-04	Global Funds	53	226/431	79	255/324	97	258/267	80	93/116	80	242/304
Janus Global Technology Fund	Jan-06	Science & Technology Funds	22	59/269	16	37/242	40	88/223	—	—	34	89/262
Janus Global Life Sciences Fund	Apr-07	Health/Biotechnology Funds	3	4/180	20	30/153	20	28/142	—	—	‡	
Janus Global Research Fund	Feb-05	Global Funds	3	11/431	—	—	—	—	—	—	4	12/329
Janus Global Opportunities Fund	Jun-01	Global Funds	41	173/431	95	306/324	73	194/267	—	—	24	49/210
Value Funds												
Janus Mid Cap Value Fund—Inv(2)	Aug-98	Mid-Cap Value Funds	20	62/313	23	55/242	29	55/194	—	—	3	2/67
Janus Small Cap Value Fund—Inv.(1,2)	Feb-97	Small-Cap Core Funds	26	196/775	31	187/611	69	329/478	16	26/169	14	17/127
Income Funds												
Janus Flexible Bond Fund	May-07	Intermediate Inv Grade Debt Funds	11	58/547	21	95/468	22	85/395	41	75/184	‡	
Janus High-Yield Fund	Dec-03	High Current Yield Funds	67	304/455	38	146/388	82	273/334	20	30/151	45	162/360
Janus Short-Term Bond Fund	May-07	Short Investment Grade Debt Funds	34	86/256	38	77/206	19	29/154	33	27/82	‡	
Janus Federal Tax-Exempt Fund(1)	Feb-05	General Muni Debt Funds	99	234/237	100	220/220	100	211/211	98	140/143	100	219/220
Asset Allocation Funds												
Janus Smart Portfolio-Growth	Dec-05	Mixed-Asset Target Alloc. Growth Funds	2	11/640	—	—	—	—	—	—	2	10/584
Janus Smart Portfolio-Moderate	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	2	5/458	—	—	—	—	—	—	2	5/402
Janus Smart Portfolio-Conservative	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	1	3/414	—	—	—	—	—	—	2	4/338

	Percent of JIF Funds per Lipper Quartile based on Total Returns				
	1-Year	3-Year	5-Year	10-Year	Since PM Inception
1st Quartile	66.7%	63.6%	57.1%	60.0%	75.0%
2nd Quartile	22.2%	22.7%	19.0%	26.7%	15.0%
3rd Quartile	7.4%	0.0%	9.5%	0.0%	0.0%
4th Quartile	3.7%	13.6%	14.3%	13.3%	10.0%

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-1068 or download the file from janus.com. Read it carefully before you invest or send money.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Lipper, a wholly-owned subsidiary of Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested and do not include the effect of loads. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results. Rankings referenced exclude money markets.

Notes:

(1) Closed to new investors.

(2) Ranking is for the investor share class only; other classes may have different performance characteristics.

‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.